SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Omnicare, Inc.

(Name of Issuer)
Common Stock, $1 par value per share

(Title of Class of Securities)
681904108

(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 681904108	SCHEDULE 13G/A	Page 2 of 11 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Brahman Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,883,242
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,883,242
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,883,242
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.32%
12		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 681904108	SCHEDULE 13G/A	Page 3 of 11 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Brahman Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,142,235
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,142,235
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,142,235
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.84%
12		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 681904108	SCHEDULE 13G/A	Page 4 of 11 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert J. Sobel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,883,242
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,883,242
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,883,242
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.32%
12		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 681904108	SCHEDULE 13G/A	Page 5 of 11 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mitchell A. Kuflik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,883,242
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,883,242
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,883,242
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.32%
12		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 681904108	SCHEDULE 13G/A	Page 6 of 11 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Peter A. Hochfelder
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,883,242
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,883,242
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,883,242
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.32%
12		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 681904108	SCHEDULE 13G/A	Page 7 of 11 Pages

Item 1.	(a) Name of Issuer

Omnicare, Inc. (the "Company")

(b) Address of Issuer’s Principal Executive Offices

900 Omnicare Center

201 E. Fourth Street

Cincinnati, Ohio 45202

Item 2.	(a) Name of Person Filing

 (i)  Brahman Capital Corp. (the "Investment Manager"), with respect to the shares of Common Stock (as defined in Item 2(d) below) directly held by certain investment funds to which the Investment Manager serves as investment manager

(collectively, the "Brahman Funds");

(ii)  Brahman Management, L.L.C. (the "General Partner"), which serves as the general partner of certain investment funds (the "Domestic Brahman Funds"), with respect to the shares of Common Stock directly held by the Domestic Brahman Funds;

(iii)  Robert J. Sobel, who serves as a principal of the Investment Manager and a managing member of the General Partner, with respect to the shares of Common Stock directly held by each of the Brahman Funds;

(iv) Mitchell A. Kuflik, who serves as a principal of the Investment Manager and a managing member of the General Partner, with respect to the shares of Common Stock directly held by each of the Brahman Funds; and

(v)  Peter A. Hochfelder, who serves as a principal of the Investment Manager and a managing member of the General Partner, with respect to the shares of Common Stock directly held by each of the Brahman Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

(b) Address of Principal Business Office, or, if none, Residence

655 Third Avenue, 11th Floor

New York, New York 10017

(c) Citizenship

Please refer to Row 4 of the cover page for each Reporting Person

(d) Title of Class of Securities

Common Stock, $1 par value per share (the "Common Stock")

(e) CUSIP No.:

681904108

CUSIP No. 681904108	SCHEDULE 13G/A	Page 8 of 11 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 681904108	SCHEDULE 13G/A	Page 9 of 11 Pages

 Item 4. Ownership

The information as of the filing date required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 filed with the Securities and Exchange Commission on October 31, 2012, states that as of September 30, 2012 there were 110,534,710 shares of Common Stock outstanding. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 110,534,710 shares of Common Stock outstanding.

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 681904108	SCHEDULE 13G/A	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013

Brahman Capital Corp.

By:	/s/ Richard Grossman
	Name:	Richard Grossman
	Title:	General Counsel

Brahman Management, L.L.C.

By:	/s/ Richard Grossman
	Name:	Richard Grossman
	Title:	General Counsel

By:	/s/ Robert J. Sobel
	Name:	Robert J. Sobel

By:	/s/ Mitchell A. Kuflik
	Name:	Mitchell A. Kuflik

By:	/s/ Peter A. Hochfelder
	Name:	Peter A. Hochfelder

CUSIP No. 681904108	SCHEDULE 13G/A	Page 11 of 11 Pages

 JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned hereby agree that the Statement on this Schedule 13G/A, dated February 14, 2013, (the "Schedule 13G/A"), with respect to the Common Stock of Omnicare, Inc. is filed, and all amendments thereto will be filed, on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13G/A. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G/A, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 14th day of February 2013.

Brahman Capital Corp.

By:	/s/ Richard Grossman
	Name:	Richard Grossman
	Title:	General Counsel

Brahman Management, L.L.C.

By:	/s/ Richard Grossman
	Name:	Richard Grossman
	Title:	General Counsel

By:	/s/ Robert J. Sobel
	Name:	Robert J. Sobel

By:	/s/ Mitchell A. Kuflik
	Name:	Mitchell A. Kuflik

By:	/s/ Peter A. Hochfelder
	Name:	Peter A. Hochfelder